Room 4561

November 8, 2006

Mr. Michael J. Saylor
Chairman, President and Chief Executive Officer
Microstrategy Incorporated
1861 International Drive
McLean, VA 22102

> **Re:** **Microstrategy Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 000-24435**

Dear Mr. Saylor:

We have reviewed your response letter dated August 11, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Financial Statements

Notes to Consolidated Financial Statements

Note (2) Summary of Significant Accounting Policies, page 65

(j) Revenue Recognition, page 68

1. We note your response to prior comment number 6 from our letter dated July 28, 2006. Your response indicates that, for new offerings or offering that have not had a sufficient history of sales volume, VSOE is established at the published list price for the offering. Explain to us your basis for concluding that the published list price represents VSOE. As part of your response, explain why you believe this method of establishing VSOE complies with the requirements of SOP 97-2, paragraph 10. In this regard, we note that your response suggests there is a range of prices at which services are sold, and that customary pricing practices can only be established once a sufficient history of actual prices has been developed. In view of this, explain to us how you are able to conclude that the list price, once established, will not change.

2. Your response to prior comment number 6 indicates that, to the extent that optional stated renewal fees are below a substantive minimum VSOE rate based on your historical sales, revenue is allocated to PCS to the extent necessary to adjust deferred PCS revenue to the minimum VSOE amount. Explain to us your basis for this method of determining VSOE in circumstances where the stated renewal rate is determined to be non-substantive. As part of your response, provide reference to the specific authoritative literature or other guidance that supports your accounting. Also, explain why, given that you use the stated renewal rate method for determining VSOE for PCS, in cases where the stated renewal rate is not substantive, you are not required to conclude that VSOE for PCS does not exist.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

Mr. Michael J. Saylor
Microstrategy Incorporated
November 8, 2006
Page 3

      You may contact David Edgar at (202) 551-3459 or me, at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief